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SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

December 11, 2009                                         [SECURIAN LETTERHEAD]

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549-4644

Re:  Variable Annuity Account
     Minnesota Life Insurance Company
     "Tandy" Representations
     File Numbers 333-136242 and 811-04294

Ladies and Gentlemen:

In connection with the above-referenced filing, Variable Annuity Account (the "Registrant"), acknowledges that:

    - the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    - staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

    - the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dwayne C. Radel

Dwayne C. Radel
Senior Vice President and General Counsel
Minnesota Life Insurance Company